Exhibit 11

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 11 - Computation of Earnings Per Share

(In thousands except per share amounts)	2009	2008	2007
BASIC:
Net Income attributable to Church & Dwight Co. Inc.	$243,533	$195,174	$169,025

Weighted average shares outstanding	70,379	67,870	65,840

Basic earnings per share	$3.46	$2.88	$2.57

DILUTED:
Net Income attributable to Church & Dwight Co. Inc.	$243,533	$195,174	$169,025
After-tax interest cost of convertible debt	—	2,272	3,689

Net Income plus assumed debt conversion	$243,533	$197,446	$172,714

Weighted average shares outstanding	70,379	67,870	65,840
Dilutive effect of convertible debt	—	2,010	3,230
Incremental shares under stock option plans	1,098	1,236	1,242

Adjusted weighted average shares outstanding	71,477	71,116	70,312

Diluted earnings per share	$3.41	$2.78	$2.46